

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 21, 2016

Jerome Jabbour
President
Matinas Biopharma Holdings, Inc.
1545 Route 206 South, Suite 302
Bedminster, New Jersey 07921

  Re: Matinas Biopharma Holdings, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed September 12, 2016
    File No. 333-193455

Dear Mr. Jabbour:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Erin K. Jaskot, *for*

         Suzanne Hayes
         Assistant Director
         Office of Healthcare and Insurance